Exhibit 99.9

KPMG LLP 205 - 5th Avenue SW Suite 3100, Bow Valley Square 2 Calgary AB T2P 4B9	Telephone (403) 691-8000 Fax (403) 691-8008 www.kpmg.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Penn West Petroleum Ltd.

We consent to the use of our reports, each dated March 6, 2014, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting included in this annual report on Form 40-F.

We also consent to the incorporation by reference of such reports in the registration statements (No. 33-171675) on Form F-3 of Penn West Petroleum Ltd.

Chartered Accountants

Calgary, Canada

March 7, 2014

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative

(“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

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